September 15, 2006

Ms. Sarah Goldberg

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C.

20549

Re:

Viropro Inc.

Item 4.02 Form 8-K

Filed August 28, 2006

File No.333-06718

Dear Ms. Goldberg,

We have received your comment letter dated September 7, 2006.  You will find our response to your inquiries in the following paragraphs.

1. Please include the additional disclosure in the amendment you intend to file in response to our comments 1 and 3 in our letter dated August 29, 2006.

The following will be included in our amendment; the board of directors concluded on August 25, 2006 that the previously issued financial statements should no longer be relied upon and the board of directors discussed the matters disclosed in the filing with the independent accountants on August 25, 2006.

2. Please tell us how you previously valued the shares issued, the amount previously recorded, and the period in which you improperly recorded the shares for the patent.

The issue relates to the 1st quarter.   The shares were neither valued nor reflected in that quarter.  The 2nd quarter Q properly reflects the transaction in the periods presented. The shares were not previously valued.  No amount for the shares was recorded in the 1st quarter.  The shares for the patent and consultants were recorded at the proper value in the 2nd quarter.

3. Please disclose in the amendment the number of shares issued to Immuno Japan in exchange for the patent and the number of shares issued to consultants in exchange for services.

3,500,000 shares were issued to Immuno-Japan in exchange for the patent while 4,893,394 shares were issued to consultants.

4. Please disclose in the amendment the periods in which the shares were issued.

The shares were issued in the 2nd quarter.

5. Please disclose how you initially accounted for the transactions clearly disclosing whether you failed to value or undervalued the transactions and whether the transactions were recorded in the improper period.

The purpose of the restatement is to correct the 1st quarter Q.  The transactions were never initially accounted for.  The transactions were only accounted for in the 2nd quarter.  Transactions were never incorrectly valued.  Transactions were properly recorded in the 2nd quarter.

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com

6. Disclose how you intend to correct the accounting errors clearly disclosing the basis for properly valuing the transactions and accounting for the patent and services received.

The following adjustments reflect the corrections to the 1st quarter results:

Stock comp expense	125,145
Deferred Compensation	193,000
Addl paid in capital		318,145

Patent	1,050,000
Addl paid in capital		1,050,000

Additional non-cash stock transactions

This adjustment records the acquisition of the patent and shares for services issued to consultants

Stock comp exp	45,000
Deferred Comp	765,000
Addl paid in capital		807,300
Common stock		2,700

Retention bonus for key individuals

This properly records the shares issued to key consultants.

Amort Expense	8,750
Accum amort		8,750

Amortization on $1,050,000 for patent - 10 years starting Feb 2006 to Jan 2016

This entry records the 1st quarter portion of amortization on the patent.

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com

SUMMARY
Stock comp exp	170,145
Patent	1,050,000
Deferred Comp	958,000
Addl paid in capital		2,175,445
Common stock		2,700
Amort Exp	8,750
Accum amortization		8,750

	2,186,895	2,186,895

The valuation of the transactions is based on the fair market value of the shares on the various agreement dates.  This method is applicable for the purchase of the patent from Immuno Japan and for the services received from the consultants.

The summary entry above displays the change on all accounts affected during this restatement.

7. Please explain why the price per share for stock issued to consultants is lower that the price per share in other stock issuances.  Please tell us when such stock was issued and the market prices of your common stock on the issuance dates of the shares.  Please tell us the period over which you are amortizing the related deferred compensation and how you concluded it is appropriate.  Explain how you determined the amortization periods of the patent and the deferred stock compensation related to the retention bonus and why they are appropriate.  Further please explain the difference in the restatement disclosed in Form 8-K versus your original response.

The stock was accounted for using contract dates between December 2005 and May 2006. The fair market values at those dates give rise to an adjustment that reflects the re-pricing of each individual’s share issue based on each contract.

The deferred compensation is being amortized over an average of 6 to 36 months. This is depending on the term of each consultant’s contract which we deem reasonable as a basis for amortization.

The patent amortization is calculated over 10 years to match the duration of the license as stated in the contract.  The retention bonus is being amortized over 36 months as referenced in a directors’ resolution and it also refers to the current business plan which states a 3 year development project related to the patent.

The Form 8-K disclosure contained preliminary values and as such did not agree exactly with our original response.

Best regards,

/s/ Gino Di Iorio

Gino Di Iorio,

Director of Finance and Administration

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com